Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following article was made available through a link on Comcast’s website:

Bloomberg Businessweek: Telecommunications Future in Flux as AT&T Mulls DirecTV
By Alex Sherman, Scott Moritz and Todd Shields
May 14, 2014

[link to http://www.businessweek.com/news/2014-05-14/comcast-racing-to-trap-eyeballs-may-spur-170-billion-in-deals]

Comcast Corp.’s bid to buy Time Warner Cable Inc. may be the opening act for a yearlong festival of telecommunications deals that would alter Internet, phone and TV service for tens of millions of Americans.

AT&T Inc. and DirecTV may be the next dance partners. AT&T is in advanced talks to acquire DirecTV for as much as $50 billion, according to people familiar with the matter, who asked not to be named because the talks are private. After that, in June or July, Sprint Corp. and T-Mobile US Inc. may bring a $30 billion merger before U.S. regulators, people said last month.

All told, the three deals could total more than $170 billion in equity and net debt and affect more than 80 million U.S. customers. The slew of transactions -- announced and prospective -- reflects companies’ desire to get bigger to keep pace with surging broadband growth that requires faster Internet speeds and new methods of transmitting video on all devices.

“While the Comcast/TWC deal was the trigger, the backdrop of a slow macro economy, new competitors, shifts in technology and consumer habits all come together and force the need for more scale,” said Todd Lowenstein, a fund manager at Highmark Capital Management Inc. in Los Angeles.

AT&T’s deal for DirecTV would merge the second-largest U.S. wireless company with the second-largest U.S. pay-TV provider, potentially accelerating the convergence between video distribution and wireless.

Online Video

The purchase would give AT&T a national satellite-TV provider to combine with its wireless, phone and high-speed broadband Internet services as competition ramps up. The pool of pay-TV customers is peaking in the U.S. because viewers are increasingly watching video online, and the combination would keep DirecTV from being on its own with just a TV offering and no competitive Internet package.

Comcast’s proposed $45.2 billion acquisition of Time Warner Cable in February, and subsequent deal with Charter Communications Inc. last month, served to underscore the threat posed by the changing video distribution business, Walt Piecyk, an analyst at BTIG LLC, said in an interview.

Competitors such as DirecTV and Dish Network Corp. recognize that a combined Comcast-Time Warner Cable will have the ability to move aggressively into delivering video through the Internet, which may soon supplant cable and satellite technologies, Piecyk said. That evolution is forcing incumbent businesses to evaluate their models, or seek mergers.

“The video distribution business -- the way pay-TV works-- is changing and so is the role broadband plays in that, both with landline and wireless,” Piecyk said.

Wireless Solutions

Already, the cable industry has aligned to build a nationwide network of more than 250,000 Wi-Fi hotspots that could lead to new services including a mobile system competing with AT&T and Verizon Communications Inc. The cable companies participating include Comcast, Time Warner Cable, Cox Communications Inc., Cablevision Systems Corp. and Bright House Networks LLC.

Satellite companies Dish and DirecTV don’t have that fall-back wireless option, leading both companies to consider acquisitions as a way to transform their businesses.

Dish and DirecTV attempted to merge in 2002, a deal blocked by regulators. Dish Chairman Charlie Ergen approached DirecTV CEO Mike White earlier this year to discuss combining again. Ergen said last week DirecTV has become “too frothy” for the Englewood, Colorado-based company to make a bid.

Sprint/T-Mobile

Dish, which failed to buy Sprint last year, would be interested in acquiring T-Mobile if regulators block Sprint’s efforts, Ergen said. That hinges on whether SoftBank Corp. fails to win regulatory approval for its plan to buy T-Mobile, which is controlled by Deutsche Telekom AG, Ergen said last week. The Japanese wireless company owns 80 percent of Sprint.

To prepare Washington for another telecommunications deal, SoftBank founder Masayoshi Son’s lobbying firm, Carmen Group, has again been meeting with elected officials and regulators to argue the merits of a merger with T-Mobile, according to a person familiar with the matter.

He might receive a better reception from regulators if they are already weighing other larger telecom mergers. Still, regulators may approve the Comcast and AT&T deals while rejecting a Sprint and T-Mobile combination.

“We are for a competitive marketplace,” FCC Chairman Tom Wheeler said at an April 23 news conference when asked if he was concerned Sprint or T-Mobile may fail without a merger.

Early Skepticism

Asked if the wireless market is competitive, Wheeler replied, “Things change over time. And we believe that what is extant in the market today in terms of four major competitors is an important and driving force in the competitive nature of that market.”

Wheeler’s remarks were “‘incrementally negative’’ because they indicated regulators’ early skepticism about a Sprint bid for T-Mobile hasn’t softened, Paul Gallant, Washington-based managing director with Guggenheim Securities, said in an interview yesterday.

AT&T attempted to acquire T-Mobile for $39 billion before regulators rejected the deal in 2011 on anticompetitive grounds.

The Dallas-based company had to pay T-Mobile about $3 billion in cash plus wireless frequencies and a roaming agreement as a reverse termination fee. Son wants to pay about $1 billion as a termination fee for a T-Mobile deal this time, while Deutsche Telekom is pushing for closer to $3 billion, according to two people familiar with the matter.

Representatives for SoftBank and Deutsche Telekom declined to comment.

Mobile Video

Distributing mobile video has been Dish’s game plan for several years, pushing Ergen to acquire billions of dollars worth of wireless spectrum without a network.

‘‘Data usage is growing at exponential rates and that looks to continue in the foreseeable future, particularly with the growth of video which is going to be the biggest use of that,” Ergen said last week. “We are well positioned strategically and financially for the changes that are going to develop.”

If AT&T buys DirecTV, the wireless giant could theoretically bundle its service with DirecTV’s video product, and in some areas of the country its U-verse high-speed broadband to the home, to compete with cable, said Amy Yong, an analyst at Macquarie Group in New York, in a note to clients.

Advanced Talks

DirecTV is working with Goldman Sachs Group Inc. to help evaluate a potential offer from AT&T. Talks are advanced although a deal could still fall apart, according to people familiar with the matter.

DirecTV generates billions of free cash flow by charging customers about $100 a month for video content, including the National Football League’s NFL Sunday Ticket.

Buying DirecTV over Dish signals that AT&T is more interested in the former’s cash flow and Latin American growth prospects, according to Paul Sweeney, an analyst at Bloomberg Industries.

Regulators will probably judge each merger on its specific impact on competition, rather than evaluating them together, said Blair Levin, a former Federal Communications Commission official who is now a fellow at the Aspen Institute in Washington. Neil Grace, an FCC spokesman, in an e-mail declined to comment on any prospective deals.

“It is possible that the combination of all the rumored deals could improve competition,” Levin said in an e-mail. “It is also possible that the combination of all the rumored deals could create greater moats for the survivors of the game of musical chairs and create a broadband oligarchy that diminishes competition.”

Levin suggested that mergers aren’t a secret ingredient to make American companies great competitors.

“While some deals could have positive impacts, we should remember the reason Americans still revere Steve Jobs,” Levin said. “When he brought Apple back from its near-death he didn’t use the profits from the new line of Macs or the iPods to buy Dell. He invented the iPhone.”

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and

Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.